UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30421 / March 11, 2013

In the Matter of

ADVISORSHARES INVESTMENTS, LLC
ADVISORSHARES TRUST

2 Bethesda Metro Center
Suite 1330
Bethesda, Maryland 20814

(File No. 812-14027)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

AdvisorShares Investments, LLC and AdvisorShares Trust filed an application on April 16, 2012
and amendments to the application on October 11, 2012 and February 6, 2013, requesting an
order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption
from section 15(a) of the Act and rule 18f-2 under the Act, as well as from certain disclosure
requirements. The order permits applicants to enter into and materially amend subadvisory
agreements without shareholder approval and also grants relief from certain disclosure
requirements.

On February 12, 2013, a notice of the filing of the application was issued (Investment Company
Act Release No. 30381). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by AdvisorShares Investments, LLC and AdvisorShares Trust (File No. 812-14027) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary